December 19, 2024

John E Moore III
Chief Executive Officer
Farmer Bros. Co.
14501 N Fwy
Fort Worth, Texas 76177

       Re: Farmer Bros. Co.
           Registration Statement on Form S-3
           Filed on December 12, 2024
           File No. 333-283765
Dear John E Moore III:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing